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                       UNITED STATES                  -------------------
              SECURITIES AND EXCHANGE COMMISSION   OMB Number: 3235-0167
                                                   Expires: September 30, 1998
                     Washington, D.C. 20549        Estimated average burden
                            FORM 15                hours per response ... 1.50


   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                         Commission File Number:33-67058

                           Coleman Holdings Inc.
           (Exact name of registrant as specified in its charter)

       2111 East 37th Street North, Wichita, KS 67219 (316) 832-2700 (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                  Common Stock, par value $1.00 per share
          (Title of each class of securities covered by this Form)


(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  ( )                     Rule 12h-3(b)(1)(i) (X)
        Rule 12g-4(a)(1)(ii) ( )                     Rule 12h-3(b)(1)(ii)( )
        Rule 12g-4(a)(2)(i)  ( )                     Rule 12h-3(b)(2)(i) ( )
        Rule 12g-4(a)(2)(ii) ( )                     Rule 12h-3(b)(2)(ii)( )
                                                     Rule 15d-6          ( )

   Approximate number of holders of record as of the certification or notice date: One


   Pursuant to the requirements of the Securities Exchange Act of 1934 Coleman Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

   Date: July 15, 1997                By: /s/  Glenn P. Dickes
                                         Name:  Glenn P. Dickes
                                         Title: Vice President and Assistant
                                                Secretary

   Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.